Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 02.916.265/0001-60

Company Registry (NIRE) 35.300.330.587

Publicly Held Company

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 5th, 2023, AT 10 A.M.

Date, Time and Venue: the meeting of the Board of Directors of JBS S.A. (“Company” or “JBS”) was held on September 5th, 2023, at 10 a.m., at the Company’s headquarters at Avenida Marginal Direita do Tietê, nº 500, 3º andar, bloco I, Bairro Vila Jaguará, CEP 05118-100, in the city and state of São Paulo, via video conferencing.

Call Notice: the call notice was waived as all members of JBS’s Board of Directors attended the meeting.

Attendance: the necessary quorum for the Meeting of the Company’s Board of Directors was verified, given the presence of all Board members, according to articles 15 and 18 of its Bylaws, namely: Jeremiah Alphonsus O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair), Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Katia Regina de Abreu Gomes, Alba Pettengill, Gelson Luiz Merisio, Paulo Bernardo Silva and Cledorvino Belini.

Presiding: Chair: Jeremiah Alphonsus O’Callaghan. Secretary: Milena Hitomi Yanagisawa.

Agenda: discussion and resolution on the issuance of senior notes by the Company’s subsidiaries and the granting of a guarantee by the Company within the scope of aforementioned issuance.

Resolutions: after analyzing and discussing the matter, the members of the Board of Directors unanimously decided to approve, without any reservations: (i) the original issuamce of notes (“Notes”) with remuneration to be determined in accordance with a bookbuilding process and maturing in up to 2053, in the total amount of up to US$ 3,000,000,000.00 (three billion U.S. dollars) (“Issuance”) by JBS USA Lux S.A. (“JBS USA Lux”), JBS USA Food Company (“JBS USA Food”) and JBS Luxembourg S.À.R.L., (“JBS Lux” and, together with JBS USA Lux and JBS USA Food, “Issuers”), all subsidiaries of the Company. The Issuance will take place in accordance with the Notes’ indentures; (ii) the granting of a guarantee by the Company in favor of the holders of the Notes issued within the scope of the Issuance, to secure the punctual and full compliance with the obligations of the Issuers within the scope of the Issuances (“Guarantee”); e (iii) authorize the Company’s Directors to perform all acts, take all measures and adopt all necessary and/or convenient measures: (a) to grant and formalize the Guarantee and to carry out, formalize, perfect and conclude the Issuance, including the execution of all contracts and/or instruments that may be deemed as necessary to implement the Issuance, including any amendments; (b) to hire and the financial institution(s) to intermediate and coordinate the Issuance, legal advisors and service providers necessary for the implementation of the Issance, and execute any documents in connection with it; (c) to establish and egotiate of any additional conditions, carrying out all necessary actions and signing all the documents required to give effect to the resolutions provided for in items (i) and (ii) above; and (iv) the ractification of the acts that have already been carried out by the Company’s management relating to the resolutions above.

The Issuance approved above will be intended for private distribution on the international market, exclusively to qualified institutional buyers, resident and domiciled in the United States of America, as provided for in regulations issued by the Securities and Exchange Commission, specifically “Rule 144A” and, in other countries, except Brazil and the United States of America, as provided for in the “Regulation S”.

Minutes in Summary Form: the Board of Directors has authorized the drawing up of these minutes in summary form and their publication with the omission of signatures, under the terms of Paragraphs 1 and 2 of article 130 of Law 6,404, of December 15, 1976, as amended.

Closure: there being nothing else to discuss, the floor was offered to anyone who whished to take it and, as no one spoke, the proceedings were suspended for the time necessary to draw up these minutes, which, once the session was reopened, was read, approved, and signed by all attending members.

Signatures: Jeremiah Alphonsus O’Callaghan, José Batista Sobrinho, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Katia Regina de Abreu Gomes, Alba Pettengill, Gelson Luiz Merisio, Paulo Bernardo Silva and Cledorvino Belini.

This is a free English translation of the original minutes drawn up in the Company’s records.

São Paulo, September 5th, 2023

Milena Hitomi Yanagisawa

Secretary